

ProCloud SaaS
Pro Cloud SaaS
A World-Class Asset in the rapidly growing
Cyber, Cloud Computing and SaaS market
SYDNEY • NEW DELHI • DOHA • LUSAKA • LAGOS • BRUSSELS • LONDON • SANTIAGO • ATLANTA • DENVER • PHOENIX • ZAPOPAN

INVEST IN **PROCLOUDSAAS**



🧨 Disrupting and Reinventing the Technology Market on a Global Scale! 🌎



LEAD INVESTOR



Rock Clapper

I've been watching Pro Cloud SaaS expand their business for over a year and have been impressed with their speed of growth and the Chief Executive Officer's ability to management revenue and the sales team through that rapid expansion. If you're interested in investing with me in PCS, I can assure you that after 20 years of investing in Silicon Valley technology companies I have learned to think about how I will exit an investment before actually investing. With PCS, the executive team has explained there are over a dozen strategic acquirers and they just need to onboard smart sales professionals to get to the right level. I did the research and am convinced they're on their way.

Invested $25,000 this round

procloudsaas.com Rio Verde AZ B2B SaaS



Highlights

1 🚀 Over 60 clients - include Lockheed Martin, the US Navy, the US Department of Energy

2 📈 $550 BILLION Dollar Addressable Market growing at 28%-32% CAGR

3 🏆 World-Class Executive Team who have led OVER 5 exits

4 🎯 Already Backed by Notable Investors, including ex-Fortune 500 CEO

5 🏦 Seeking Growth Capital, not startup capital

6 👑 Reps run and scale their own business under the ProCloudSaaS umbrella. Work for yourself and do it anywhere!

7 🔥 Listed by Data Magazine as a leading top startup due to our innovation to market, management, and growth!

Our Team



Shane Hannan   Founder & CEO - Phoenix, Arizona

A visionary, passionate leader and lifelong entrepreneur with a win for all philosophy. Experienced in start-up businesses, brand building, and M&A. Extensive international business network across the globe.

"This highly experienced team is crushing it in the seismic technology shift that is underway. A rapid increase of remote workers has expressed organizations' move to the Cloud. Increased cyber-attacks and compliance have accelerated the adoption of Cybersecurity & AI platforms. Over 400% rev increase 20 vs 21 & 22 YTD already surpassing 21'.



Rj Hines CXO - Denver, Colorado

With over 25 years of serving in C-level positions from start-ups to multi-billion dollar organizations. Experience in M&A and part of multiple liquidity eventsRoles have included COO, CMO, and other Senior VP positions.



Brett Linn CFO - Chicago, Illinois

Accounting and finance with a background in budgeting, forecasting, AP/R systems along with analysis of business data. Holds a Bachelor of Science in Business Finance from Millikin University.



Chris Bosque CRO - Atlanta, Georgia

Experienced sales leader in compliance, cloud & cyber security. Background in channel management, B2B, enterprise/global accounts - government, healthcare, defense, and finance.



David Pittinger CTO - Rockville, Indiana

An established leader with 25 years of experience in nearly all things IT. Excels as a technical leader who can assist pre and post-sales. Has been part of startup culture and an integral cog of a $92.35M liquidation event.



Robert Jobe Investor - Dallas, Texas

A 25-year proven track record of managing businesses, M&A, highly experienced revenue producer, sales strategy and talented leader. Developed strategies that target hypergrowth and deliver a great customer experience.



Jake Hannan Managing Director - APAC - Sydney, Australia

Experience in the software and technology industry along with two start-up companies. Graduate of Arizona State University in business and marketing.



John Stuart Advisor & Investor - West Chester, Pennsylvania

Experience Managing Partner, Board Member and former CEO Fortune 500 Company. Private Equity Operating Partner and Angel Investor.



Rock Clapper Advisor - Palo Alto, California

Rock holds a BS in Psychology from Arizona State Univ., a Masters and Doctorate in Applied



Rock holds a BS in Psychology from Arizona State Univ., a Masters and Doctorate in Applied Social Psychology from the Univ. of Houston, as well as an alumnus of Stanford University's Graduate School of Business Executive Education Program.

Your guide to the Cloud

What does it mean?

Pro Cloud SaaS is simplifying businesses' IT needs. Most companies have a narrow offering constricted by product and company logo. We take a vastly different approach. We partner with the top technology providers in cybersecurity, all things cloud-based (servers, storage, printing), productivity apps (think Google, Microsoft), cloud surveillance and operational software, and that is just scratching the surface.

Our primary mission is to keep you, your employees, your customers and your data safe and secure. We look at how we can strengthen practices and areas of vulnerability, solve workflow issues, and become a true partner on a global scale.





Shane Hannan
San Antonio Texas -midway through a solo bicycle ride of 2,789 miles from California to Florida

How we became who we are...

Shane Hannan, Founder, and CEO of Pro Cloud SaaS has been a lifelong entrepreneur in software and technology. After completing a solo bicycle ride from San Diego California to St Augustine Florida, Shane had the opportunity to move back to Sydney, Australia to take a leadership position with a corporate SaaS-based firm. Realizing a strict corporate culture didn't fit his "customer first" mentality, he decided to strike out on his own. What emerged was the genesis of a company that focused first on what the customer needed, not force-fitting what the company sold.

Customers want solutions but moreover, they want to work with people they trust. Shane quickly saw a missing piece in the SaaS/Cloud native market that could be filled.

We are not held accountable by a product or company - we are held accountable to our customers.



ProCloud SaaS
Growth in SaaS, Cybersecurity and AI
Addressable Market for SaaS, Cybersecurity & AI $550 Billion & Growing
$291,500,000,000
$150,000,000,000
$104,700,000,000
ProCloudSaaS Minimum Target
$150 Million Projected Revenue in 2024 or .00033 of the Addressable Market
$150,000,000
SaaS
Cybersecurity
Artificial Intelligence
ProCloudSaaS

> **Forward-looking projections can't be guaranteed.*

> *Sources: Hubspot, Global Market Insights, Global News Wire*

What the market offers...

Researching the market opportunity led Shane to the realization that this market has untapped potential.

The last few years have created layers of challenges for firms. How to maintain growth while protecting their data and people. Balancing a "Hybrid" workforce. Some virtual, some in the office.

Despite changing economic conditions, the market will always need software and cloud solutions. ProCloudSaaS is recession-resistant as software is critical to running a business. The number of software licenses may change, but the product solution will always be needed.

We work with our Technology Partners to ensure we provide solutions that fit our client's needs.

Our Customers





























What makes the Pro Cloud SaaS model truly unique?

- We believe we are positioned worldwide to provide the best Customer

Experience in the Technology Services space.

- Our reputation has allowed us access to literally thousands of True SaaS/Cloud Native solutions.

- Ability to manage any software implementation and support global reach with local expertise.

- We have developed a true entrepreneurial model, that allows our Sales Partners to essentially run their own business.

- We have created a recurring revenue model for our Sales Partners. Think how a broker or an insurance agent continually can generate income from renewable sales agreements. The Pro Cloud SaaS business model gives these Sales Partners the ability to consistently earn commissions for their efforts, building a renewable and ever-growing source of income.



Pro Cloud SaaS
Receives a partner award for these Biggest Overall Deal of the Year 2022

We fully support our partners in the field with:

- A proven new hire onboarding program.

- Ongoing training and certification.

- Complete marketing, lead generation, technical backup, proposal writing, operational and accounting support.

- Full implementation of each application sale.

- Pre and post Sales technical expertise.

- A wide portfolio of products that will fit any customer's requirements.

- Sales promotions and incentives.

- We have created a recurring revenue model for our Sales Partners. Think how a broker or an insurance agent continually can generate income from renewable sales agreements. The Pro Cloud SaaS business model gives these Sales Partners the ability to consistently earn commissions for their efforts, building a renewable and ever-growing source of income.



What's next for Pro Cloud SaaS?

We've proven the business model and are now seeking additional funding to expand and scale our global sales and technical support teams.

Pro Cloud SaaS business is generating annual recurring revenue with over 140 transactions in 2 years with some of the world's biggest organizations.

Our target Sales Partners are highly successful sales professionals and along with our unique culture and global support, they will be attracted by income ramps for a period of time as they build out their own business.

We already have raised over $200,000 toward our initial raise goal of $1,200,000 (only $500k of which is being offered on Wefunder). Your investment in Pro Cloud SaaS will help toward our 36-month plan to onboard 150 Sales Partners generating over $150,000,000 in ARR. This will set up Pro Cloud SaaS for a liquidity event that has already been proven in the software distribution industry. (Forward-looking projections can't be guaranteed.)


ProCloud SaaS
IF YOU'RE OFFERED A SEAT ON A
ROCKET SHIP,
DON'T ASK WHAT SEAT!
JUST GET ON.
SHERYL SANDBERG
www.procloudsaas.com